[LIBERTY PROPERTY TRUST LETTERHEAD]

July 10, 2014

Mr. Robert F. Telewicz, Jr.

Senior Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Liberty Property Trust & Liberty Property Limited Partnership

Form 10-K for Year Ended December 31, 2013 filed on February 28, 2014

File Nos. 001-13130 and 001-13132, respectively

Dear Mr. Telewicz,

We received your June 25, 2014 letter and appreciate your comments with respect to our Annual Report on Form 10-K for the Year Ended December 31, 2013 (the “2013 Form 10-K).  We understand that the purpose of your review of the 2013 Form 10-K is to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings.  Listed below are your comments (in italics) and our responses:

Form 10-K for the Fiscal Year Ended December 31, 2013

Note 20 — Business Combination, pages 89-91

1.              We note that your Cabot Acquisition was significant and you filed 3-14 financial statements in an 8-K filed on October 15, 2013.  We also note that when announcing the acquisition in an 8-K filed on July 31, 2013 you described in Exhibit 99.1 that Cabot is a leading investor, developer and operator of industrial properties throughout North America and The United Kingdom.  Please tell us the extent of Cabot’s other operation other than leasing real estate (i.e. property management or development) and how this factored into your determination that 3-14 financial statements are more appropriate than 3-05 financial statements.

Company Response:

On October 8, 2013, Liberty Property Limited Partnership (the “Operating Partnership”), the operating partnership of Liberty Property Trust (the “Trust” and, together with the Operating Partnership, “Liberty” or the “Company”) completed the acquisition of 100% of the outstanding general partnership and limited partnership interest of the Cabot Industrial Value Fund III Operating Partnership, L.P. (“Cabot Fund III”).

In Liberty’s Current Report on Form 8-K filed on July 31, 2013, we noted in Exhibit 99.1 that Cabot Properties, Inc. (“Cabot Properties”) is a leading investor, developer and operator of industrial properties throughout North America and the United Kingdom.  Cabot Properties was the asset manager and coordinator of the external property management of the assets owned by Cabot Fund III.  Cabot Properties had also developed properties and acquired and managed other funds throughout its history.  It continues to do so today.  The Company did not acquire Cabot Properties but rather it acquired Cabot Fund III, which owned the industrial portfolio.

In determining what financial statements should be filed with its Current Report on Form 8-K filed on October 15, 2013, Liberty considered that the substance of the acquisition of Cabot Fund III was the acquisition of real estate properties, for which financial statement requirements are prescribed by Rule 3-14 of Regulation S-X, and not of a “business,” for which financial statement requirements are prescribed by Rule 3-05 of Regulation S-X.  The fact that the acquisition of the properties was structured as the acquisition of Cabot Fund III was to enhance transactional efficiency; substantively, the transaction achieved the same end as would have resulted from separate acquisitions of fee title to each of the 177 properties owned by Cabot Fund III.

Contributing to Liberty’s determination that 3-14 statements were appropriate are the following specific factors:

•                  Liberty operates and manages the properties that were owned by Cabot Fund III internally, under Liberty’s name and as part of Liberty’s large existing portfolio of properties;

•                  Liberty receives only leasing revenues from the industrial portfolio; and

•                  Cabot Properties personnel remained with Cabot Properties - None of Cabot Properties’ employees became employees of Liberty.

We acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to our responses or require any additional information, please feel free to call me at 610-648-1777.

Very truly yours,

/s/ George J. Alburger, Jr.

George J. Alburger, Jr.
Executive Vice President & Chief Financial Officer

GJA/amb

cc:                                Michelle Montes, Ernst & Young

Justin Chairman, Morgan, Lewis & Bockius LLP

Herman Fala, General Counsel

Mary Beth Morrissey, Senior Vice President, Finance & Accounting